NOL

06011547

6 March 2006

RECEIVED
2006 MAR 10 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 1, 2006. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Enc

MW/cl

PROCESSED
MAR 10 2006
THOMSON FINANCIAL

APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	06-Mar-2006 17:13:05
Announcement No.	00042

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 1, 2006
Description	Attached is the operating performance for the 6 weeks (Period 1) between 31 December 2005 to 10 February 2006.
Attachments:	NOL_Operating_Performance_for_P1_2006.pdf Total size = **36K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

NOL

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

6 March 2006

NOL's operating performance for the 6 weeks (Period 1) from 31 December 2005 to 10 February 2006 are as follows:

	Period 1, 2006	Period 1, 2005	% Change
Liner			
a) Volume (FEU)	211,200	215,300	(2)
b) Average Revenue Per FEU (US$/FEU)	2,745	2,802	(2)

	Period 1, 2006	Period 1, 2005	% Change
Logistics			
Revenue by Biz Segments (US$'000)			
Contract Logistics Services	102,200	89,200	15
International Services	46,900	41,700	12
Total	**149,100**	**130,900**	**14**

Liner: Period 1 (P1) volumes and average revenues per FEU both declined 2% over the corresponding period last year.

Logistics: Logistics continued to grow with revenues totalling US$149.1 million in P1, a 14% increase over the corresponding period last year. Contract Logistics' revenues led this growth, registering a 15% increase in P1.

Note : Period 1 and Period 12 encompass a 6-week period. Reported volumes for these periods should be adjusted to a normalised 4-week period for meaningful comparisons.

APL Average Revenue per FEU (updated as at Period 1, 2006)

APL Average Revenue per FEU (2003-2006)


3,000
2,500
2,000
1,500
US$/FEU
P1 03
P2 03
P3 03
P4 03
P5 03
P6 03
P7 03
P8 03
P9 03
P10 03
P11 03
P12 03
P1 04
P2 04
P3 04
P4 04
P5 04
P6 04
P7 04
P8 04
P9 04
P10 04
P11 04
P12 04
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 05
Period
Period 1, 2006
Y-o-Y : -2%